SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)1

Centennial Communications Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

15133V 20 8

(CUSIP Number)

Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	William J. Hewitt, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000

_________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,

and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or

13d-1(g), check the following box ☐.

_________________________

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8	Page 2 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	43,122,000 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	43,122,000 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	43,122,000 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	40.7%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 3 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 4 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Information Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	204,669 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	204,669 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	204,669 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	0.2%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 5 of 9 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Capital Partners III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	4,879,521 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	4,879,521 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,879,521 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	4.6%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8	Page 6 of 9 Pages

Amendment No. 6 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on August 1, 2006 and Amendment No. 5 thereto filed on April 12, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on a total of 106,059,000 shares of Common Stock outstanding as of April 24, 2007.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 43,122,000 shares of Common Stock, or approximately 40.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS VII and VII Partners

WCAS VII and VII Partners, as the general partner of WCAS VII, own no Common Stock.

WCAS CP III and CP III Associates

WCAS CP III owns 4,879,521 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

WCAS IP and INFO Partners

WCAS IP owns 204,669 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

CUSIP NO. 15133V 20 8	Page 7 of 9 Pages

Managing Members of VIII Associates and CP III Associates and General Partners of VII Partners and INFO Partners

(i) Patrick J. Welsh owns 575,911 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(ii) Russell L. Carson owns 575,911 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 545,203 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iv) Thomas E. McInerney 539,170 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 197,468 shares of Common Stock, or less than 0.2% of the Common Stock outstanding.

(vi) Anthony J. deNicola indirectly beneficially owns 57,151 shares of Common Stock held by deNicola Holdings, L.P., or less than 0.1% of the Common Stock outstanding.

(vii) Paul B. Queally owns 55,557 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 2,950 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 10,233 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns no Common Stock.

(xi) Sanjay Swani owns no Common Stock.

(b) The managing members of VIII Associates and CP III Associates and the general partners of VII Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS CP III, WCAS VII and, WCAS IP, respectively. Each of the managing members of VIII Associates and CP III Associates and the general partners of VII Partners and INFO Partners disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates and/or as a general partner of VII Partners and/or INFO Partners, as the

CUSIP NO. 15133V 20 8	Page 8 of 9 Pages

case may be, in the securities owned by WCAS VIII, WCAS CP III, WCAS VII and/or WCAS IP.

(c) On April 24, 2007 WCAS VII distributed in kind 2,833,053 shares of Common Stock to its partners, including 285,091 shares to VII Partners (the "GP shares"), and immediately thereafter VII Partners distributed such GP shares to its partners.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS CP III, WCAS VII or WCAS IP.

(e) Not Applicable.

CUSIP NO. 15133V 20 8	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By: WCAS VIII Associates, LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WELSH, CARSON, ANDERSON & STOWE VII, L.P.
By: WCAS VII Partners, L.P., General Partner

By:	/s/ Jonathan M. Rather
General Partner

WCAS INFORMATION PARTNERS, L.P.
By: WCAS INFO Partners, General Partner

By:	/s/ Jonathan M. Rather
Attorney-in-Fact

WCAS CAPITAL PARTNERS III, L.P.
By: WCAS CP III Associates, LLC,
General Partner

By:	/s/ Jonathan M. Rather
Managing Member

Dated: April 24, 2007